November 21, 2018 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Citizens, Inc.
Registration Statement on Form S-3 (File No. 333-228423)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citizens, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-228423) filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2018, as may be amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Time on November 28, 2018, or as soon thereafter as is practicable.

The Company hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company requests that it be notified of such effectiveness by a telephone call to G. Allen Hicks of Hogan Lovells US LLP at (202) 637-6420.

CITIZENS, INC.

By:	/s/ Geoffrey M. Kolander
Name:	Geoffrey M. Kolander
Title:	President and Chief Executive Officer